UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 3, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amyris, Inc.

File No. 1-34885 - CF#34991

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Amyris, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on April 17, 2017.

Based on representations by Amyris, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.65	through October 26, 2026
Exhibit 10.02	through September 22, 2025
Exhibit 10.03	through September 22, 2025
Exhibit 10.76	through March 13, 2023
Exhibit 10.77	through March 13, 2023
Exhibit 10.96	through October 26, 2026
Exhibit 10.98	through December 12, 2026
Exhibit 10.99	through December 12, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary